UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9 )*

PositiveID Corporation
(Name of Issuer)
Common Stock - $0.01 par value
(Title of Class of Securities)
73740J 100
(CUSIP Number)
Scott R. Silverman
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
561-805-8008
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 3, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	73740J 100	Page	2	of	7

1	NAMES OF REPORTING PERSONS Scott R. Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		4,367,963

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,874,008

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,692,963

WITH	10	SHARED DISPOSITIVE POWER

		5,874,008

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,241,971

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	31.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	73740J 100	Page	3	of	7

1	NAMES OF REPORTING PERSONS R & R Consulting Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,785,008

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,785,008

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,785,008

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	73740J 100	Page	4	of	7

1	NAMES OF REPORTING PERSONS William J. Caragol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		3,093,519

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,089,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		818,519

WITH	10	SHARED DISPOSITIVE POWER

		1,089,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,182,519

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	73740J 100	Page	5	of	7

This Amendment No. 9 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”) of PositiveID Corporation, a Delaware corporation (the “Issuer”), and amends and restates certain Items of the Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2008, as amended on February 27, 2009, October 1, 2009, October 19, 2009, October 21, 2009, October 26, 2009, November 17, 2009, March 26, 2010, and May 24, 2010 by furnishing the information set forth below. Information contained in the Schedule 13D, as amended, remains effective except to the extent it is amended, restated, supplemented or superseded by information contained in this Schedule 13D/A.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following information:

On November 10, 2010, the Issuer’s Compensation Committee approved a five year employment and non-compete agreement for each of Mr. Silverman and Mr. Caragol, which included the issuance to Mr. Silverman and Mr. Caragol of 1,000,000 and 750,000 shares of restricted stock, respectively, under the PositiveID Corporation 2009 Stock Incentive Plan (the “Plan”). The shares were to be issued on the later to occur of: (i) stockholder approval of the amended and restated Plan, or (ii) the filing of the Form S-8, as amended, to reflect the amended and restated Plan, both of which occurred on December 3, 2010.

These restricted shares will vest according to the following schedule: (i) 50% vest on January 1, 2012; and (ii) 50% vest on January 1, 2013. Mr. Silverman’s and Mr. Caragol’s rights and interests in the unvested portion of the restricted stock are subject to forfeiture in the event they resign prior to January 1, 2013 or are terminated for cause prior to January 1, 2013, with said cause being defined as a conviction of a felony or such person being prevented from providing services to the Issuer as a result of such person’s violation of any law, regulation and/or rule.

Item 5. Interest in Securities of the Issuer

The following information restates the information previously provided in Item 5.

(a) –(b)

Scott R. Silverman

Mr. Silverman beneficially owns 10,241,971 Shares, representing 31.5% of the outstanding Shares, which includes 529,000 Shares which there is a right to acquire voting power or dispositive power, or both, within 60 days.

Mr. Silverman has sole voting power over 4,367,963 Shares held directly by Mr. Silverman.  Mr. Silverman has sole dispositive power over 1,692,963 Shares which are held directly by Mr. Silverman.  Mr. Silverman lacks dispositive power over 2,675,000 Shares held directly by Mr. Silverman which are restricted as to transfer until January 1, 2011 (837,500 Shares), January 1, 2012 (1,337,500 Shares), and January 1, 2013 (500,000).

Mr. Silverman shares dispositive and voting power over 5,874,008 Shares.  These Shares consist of (i) 1,089,000 Shares that Mr. Silverman, as a manager of Blue Moon, may be deemed to share beneficial ownership with Blue Moon and Mr. Caragol and (ii) 4,785,008 Shares that Mr. Silverman, as the control person of R&R, may be deemed to share beneficial ownership with R&R.

R&R

R&R beneficially owns 4,785,008 Shares, representing 14.9% of the outstanding Shares.  Mr. Silverman, as the control person of R&R, may be deemed to share voting and dispositive power with R&R over the 4,785,008 Shares.

William J. Caragol

Mr. Caragol beneficially owns 4,182,519 Shares, representing 12.9% of the outstanding Shares, which includes 354,000 Shares which there is a right to acquire voting power or dispositive power, or both, within 60 days.

Mr. Caragol has sole voting power over 3,093,519 Shares which are held directly by Mr. Caragol.  Mr. Caragol has sole dispositive power over 818,519 Shares that he directly owns.  Mr. Caragol lacks dispositive power over 2,275,000 Shares, which are restricted as to transfer until January 1, 2011 (762,500 Shares), January 1, 2012 (1,137,500 Shares), and January 1, 2013 (375,000).

CUSIP No.	73740J 100	Page	6	of	7

Mr. Caragol shares dispositive and voting power over 1,089,000 Shares that Mr. Caragol, as a manager of Blue Moon, may be deemed to share beneficial ownership with Blue Moon and Mr. Silverman.

(c) On December 3, 2010, Mr. Silverman and Mr. Caragol were entitled to 1,000,000 and 750,000 shares of the Issuer’s restricted stock. See the information in Item 3. “Source and Amount of Funds or Other Consideration,” which is incorporated herein by reference, for more information.

Except as described in this Schedule 13D/A, no transactions involving the securities of the Issuer were effected since the last Schedule 13D/A was filed.

(d)  No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Silverman, R&R, or Mr. Caragol.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following information:

The information set forth in Items 2 through 5 is incorporated by reference into this Item 6. Except as described herein, to the knowledge of Mr. Silverman, R&R, and Mr. Caragol, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between Mr. Silverman, R&R, and Mr. Caragol, and any other person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The following is filed as an exhibit to this Schedule 13D/A:

1. PositiveID Corporation Employment and Non-Compete Agreement between the Company and Scott R. Silverman dated November 11, 2010 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 12, 2010)

2. PositiveID Corporation Employment and Non-Compete Agreement between the Company and William J. Caragol dated November 11, 2010 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 12, 2010)

CUSIP No.	73740J 100	Page	7	of	7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2010

/s/ Scott R. Silverman

Name: Scott R. Silverman

/s/ William J. Caragol

Name: William J. Caragol

R & R CONSULTING PARTNERS, LLC

/s/ Scott R. Silverman

Name: Scott R. Silverman

Title: Managing Member